[Live Nation Logo]

2000 West Loop South, Suite 1300

Houston, TX 77027

February 24, 2008

Via EDGAR and Facsimile

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Linda Cvrkel
Ms. Heather Clark

Re:	Live Nation, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
Form 10-Q for the quarter ended September 30, 2008
Filed November 7, 2008
File No. 001-32601

Ms. Cvrkel and Ms. Clark:

Set forth below are the responses of Live Nation, Inc. (“Live Nation” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated January 28, 2009 with respect to the Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) and the Form 10-Q for the quarter ended September 30, 2008 (the “2008 Third Quarter Form 10-Q”). For your convenience, the comments provided by the Staff have been included in the order presented in the comment letter, immediately followed by Live Nation’s responses. Along with its EDGAR-filed copy, Live Nation is concurrently transmitting via facsimile a courtesy hard copy of its response to the Commission.

In some of Live Nation’s responses, the Company has agreed to change or supplement the disclosures in its filings. The Company is doing that in the spirit of cooperation with the Staff, and not because the Company believes that its prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Live Nation also has indicated in a number of its responses that it believes no change in disclosure is appropriate, and has explained why. The Company understands the Staff’s comments, even where a disclosure change is requested or suggested, to be based on the Staff’s understanding based on information available to it, which may be less than the information available to Live Nation. As such, the Company seeks to supply the Staff with additional explanations or information in order to allow the Staff to have the details needed to potentially withdraw or modify its comments as appropriate.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

Per your request, the Company acknowledges the following:

•	Live Nation is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Live Nation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this letter is helpful and responsive to your requests. If you have any questions or comments to these responses, please do not hesitate to contact me directly at (713) 693-2626.

Very truly yours,

/s/ Brian J. Capo

Brian J. Capo

Senior Vice President and Chief Accounting Officer

cc:	Michael Rapino, President and Chief Executive Officer
Kathy Willard, Executive Vice President and Chief Financial Officer
Michael Rowles, Executive Vice President and General Counsel

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

Annual Report on Form 10-K for the year ended December 31, 2007

Loss (gain) on sale of operating assets, page 55

Consolidated and Combined Statements of Operations, page 85

Comment 1: We note from the discussion in the MD&A and from your consolidated statements of operations for 2007 and 2006 that the Company recognized a significant level of gains from the sale of operating assets during these periods. Please tell us the nature and significant terms of the transactions that resulted in the significant level of gains on disposals of assets during 2007 and 2006. Also, please revise the notes to your financial statements to include all of the disclosures outlined in paragraph 47 of SFAS No. 144 with respect to any long-lived assets sold during the periods presented in your financial statements. Furthermore, please explain why the results of operations for the entities or assets disposed of have not been reflected as discontinued operations in your financial statements pursuant to the guidance in paragraphs 41 through 44 of SFAS No. 144. We may have further comment upon receipt of your response.

Response: During 2007 and 2006, the Company sold a number of operating assets. The assets sold were listed in Note 15 – Other Information of the 2007 Form 10-K. As a point of reference for the disposal transactions listed in the next section, some background related to the components impacted by the disposals follows:

•

The live music division is managed centrally within the United States as well as centrally for international locations. The booking of talent is performed by a regional team of promoters and the venues are used interchangeably. If one venue in a region is sold, the artists are rerouted to another venue in that region. The management of these regional live music divisions, which include promotion and venue management, is therefore very integrated and centralized. As a result, the Company considers each regional live music division to be a component.

•

The theatrical business was managed in three divisions: Broadway Across America, the theatrical venue management business and the theatrical production business. The Broadway Across America division was a presentation business for third-party theatrical touring companies. The Company’s activities included securing venues, advertising the shows and selling the tickets for mainstream theatrical productions. The theatrical venue management business consisted primarily of renting theatrical venues to third-party theatrical productions. The theatrical production business consisted of developing the production content, building the sets, hiring musicians and talent as well as other activities necessary to develop and produce shows for a theater setting, but not of a mainstream theatrical nature. Most assets in this division consisted of rights to productions under development that did not reach the production stage before they were disposed of, therefore the division historically did not produce significant earnings. The Company considers these three divisions to be separate components.

•

The Company’s motor sports business included promoters of specialized motor sports events. Typical events included motorcycle road racing, supercross racing, monster truck shows, freestyle motocross events and other similar events. The motor sports business is managed as one division, but conducted business in the United States, Canada, the United Kingdom and other countries. The Company views the motor sports business as one component.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

•

The sports representation business consisted of sports marketing and management for basketball, golf, football, media, tennis, baseball, soccer and rugby talent. The Company managed this division centrally and views this business as one component. Additionally, some of the agents worked in more than one of these areas. The sports representation business has historically not been significant to the Company.

Additionally, subsequent to the Company’s separation from Clear Channel Communications, Inc. (“Clear Channel”), the Company concluded that its core operations consisted of the live music business. As a result, portions of components (although not necessarily entire components) were subsequently sold in 2006 and 2007.

Specifically, the nature and significant terms of the disposal transactions during 2007 and 2006 are as follows, together with an explanation of why each disposal did not result in a discontinued operations presentation as prescribed by SFAS No. 144 and EITF 03-13:

2007

•

During the first quarter of 2007, the Company sold Donington Park, a venue in Leicestershire, England that served as a race track and a music arena that held a large annual music festival. The Company sold this asset as the management of the race track business was not part of the core operations of the Company; however, the Company continued to hold its annual festival at the venue after the sale and conduct other motor sports business in the United Kingdom. As the Company continued to have significant cash flows in the motor sports component and there would be continued cash flows from the disposed asset, it did not qualify for presentation as discontinued operations. The majority of the purchase price was paid in cash with the remainder payable in three annual installments and the gain was $3.6 million. There were no contingent payment terms as part of this transaction.

•

During the first quarter of 2007, the Company sold its remaining 50.1% interest in the production of Phantom: The Las Vegas Spectacular. Although this was a recent investment contained in the theatrical productions division of the Theatrical business, this asset was sold because it was not profitable and was determined to be non-core to the Company. This asset was not presented as discontinued operations due primarily to lack of materiality to the Company’s financial statements, as it ended up being a very short-term investment with less relevance to the Company’s principal operations and produced operating losses of $1.8 million in 2006 and $2.4 million in 2007, excluding the loss on sale. The purchase price was paid in cash and the loss incurred was $8.1 million. This asset was sold to former members of the Company’s management and there was a contingent payment clause in the sale agreement, for which no consideration has been received to date by the Company. There were no deferred payment terms as part of this transaction.

•

During the second quarter of 2007, the Company sold the Starwood Amphitheater located in Nashville, Tennessee due to poor financial performance. As the Company continued to have significant cash flows in the regional live music component, it did not qualify for presentation as discontinued operations. The purchase price was paid in cash and the gain was $0.5 million. There were no deferred or contingent payment terms as part of this transaction.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

•

During the second quarter of 2007, the Company sold an office building it acquired as part of the purchase of Bill Graham Presents in 1998. The building was used as office space for some of the Company’s operations personnel. Due to significant increases in real estate values in the region in which it was located, the Company sold the building. The purchase price was paid in cash and resulted in a gain of $6.0 million. As this asset was not a revenue producing asset for a component of the Company, it did not qualify for discontinued operations presentation.

•

During the second quarter of 2007, the Company sold the Hammersmith Apollo music venue in London, England as required by The Competition Commission as a condition to allowing the Company’s acquisition of 55.9% of Academy Music Holdings, Limited. As the Company continued to have significant cash flows in the United Kingdom live music component, it did not qualify for presentation as discontinued operations. The purchase price was paid in cash and the gain was $12.3 million. There were no deferred or contingent payment terms as part of this transaction.

•

During the second quarter of 2007, the Company sold the Forum music venue in London, England as required by The Competition Commission as a condition to allowing the Company’s acquisition of 55.9% of Academy Music Holdings, Limited. As the Company continued to have significant cash flows in the United Kingdom live music component, it did not qualify for presentation as discontinued operations. The purchase price was paid in cash and the gain was $0.6 million. There were no deferred or contingent payment terms as part of this transaction.

•

During the third quarter of 2007, the Company sold seven music clubs located in London that had been acquired as part of the Mean Fiddler acquisition in 2005. As part of the sale of the Hammersmith Apollo and Forum assets as discussed above, the Company gave the buyer of Hammersmith Apollo and Forum the option to purchase these venues at a later date, which was subsequently exercised. The Company decided to sell the clubs, some of which had been closed down, because all were small establishments that did not produce material earnings. As the Company continued to have significant cash flows in the United Kingdom live music component, it did not qualify for presentation as discontinued operations. The purchase price was paid in cash and the gain was $5.8 million. There were no deferred or contingent payment terms as part of this transaction.

•

During the fourth quarter of 2007, the Company sold the Oriental Theatre in Chicago and the Company’s 50% interest in Broadway in Chicago. The Company sold these assets as the Theatrical division was determined to not be part of the core operations of the Company. These assets were originally part of a larger package of theatrical assets being offered for sale, the other portion of which was sold in 2008. These assets were sold separately as the owners of the remaining 50% interest had a right of first refusal and desired to purchase the Oriental Theatre and the interest in Broadway in Chicago. The assets sold in this transaction were part of the Broadway Across America component which had significant continuing cash flows

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83 and, therefore, did not qualify for discontinued operations presentation. In addition, Broadway in Chicago represented an equity method investment, and equity method investments are not considered separate components (as clarified by the FASB at its November 14, 2001 board meeting). The remaining portion of this component was sold in 2008 and the Company is reflecting this component as discontinued operations in the Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) as it had no continuing involvement with the buyer and had no intention of entering back into the theatrical presentation business in the future. The purchase price was paid in cash and the gain was $31.3 million. There were no deferred or contingent payment terms as part of this transaction.

•

The remaining transactions included in the net gain for 2007 were smaller transactions such as the sales of property, plant and equipment and a small venue, all of which were sold for cash at a net loss of $0.8 million. None of these assets comprised a component and therefore did not qualify for discontinued operations presentation.

2006

•

Throughout 2006, the Company sold various portions of its sports representation business as it was determined not to be core to the Company’s operations. However, the Company continued to have an existing sports business at the time of the completion of these transactions. Additionally, complete, discrete financial information did not exist for each of these sports businesses sold. For these reasons, the sold assets did not constitute a component or components, but were part of the larger sports representation business component which continued to have significant cash flows, and therefore the sold assets did not qualify for discontinued operations presentation. All of the purchase prices were paid in cash and the Company realized a gain of $10.6 million. Some of the assets were sold to a former member of the Company’s management and there were no deferred or contingent payment terms in the sales agreements.

•

During the first quarter of 2006, the Company sold various development projects including investments in and the rights to produce live acts and musical productions as well as leasehold interests in two Las Vegas venues under construction. These assets were part of the production division in the Theatrical business. The Company sold these assets as they were not a key focus to the continuing operations of the Company, but did retain an interest in the two venues that does not participate in profits until the buyers recoup their investment. The Company did not sell all of its rights in this component and continued to generate significant cash flows from the component and therefore this transaction did not qualify for presentation as discontinued operations. The purchase price was paid in cash and the Company realized a gain of $1.6 million. The assets were sold to former members of the Company’s management and there were no deferred or contingent payment terms in the sale agreement.

The Company agrees that more disclosure could have been provided to enhance disclosure pursuant to SFAS No. 144, paragraph 47. As such, the Company proposes to include the following updated disclosures for the disposal activities in the years presented in the 2008 Form 10-K.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

“During 2007, the Company sold non-core operational assets including Donington Park Leisure Ltd., the operating company that manages and holds the lease for Donington Park, an arena/race track in Leicestershire, England; its remaining 50.1% interest in the production of Phantom: The Las Vegas Spectacular at The Venetian Resort Hotel and Casino (“Phantom—Las Vegas”); and the Oriental Theater in Chicago, Illinois and its 50% interest in Broadway in Chicago, LLC (“BIC”). In addition, the Company sold the Starwood Amphitheater located in Nashville, Tennessee because it was an underperforming core asset. The Company also sold the Hammersmith Apollo and Forum mid-sized music venues in London as a regulatory requirement of the AMG acquisition. In connection with the sale of the Hammersmith Apollo and Forum mid-sized music venues, the Company gave the purchaser an option to acquire seven small-sized music venues in London at a later date. This option was exercised resulting in the disposal of the Jazz Café, G-A-Y, G-A-Y Late, Borderline, Old Fiddler, Garage and Upstairs at the Garage. Finally, the Company sold an office building located in San Francisco, California because of rising real estate values in the area. The Phantom—Las Vegas sale was made to former members of the Company’s management.

During 2006, the Company sold non-core operational assets including portions of its sports representation business assets related to basketball, golf, football, media, tennis, baseball, soccer and rugby; its leasehold interest in two venues under development on the Planet Hollywood property in Las Vegas; 49.9% of its interest in Phantom—Las Vegas; 10% of its 50% interest in Delirium Concert, L.P.; and rights to certain theatrical productions. Certain of these sales were made to former members of the Company’s management.

The table below summarizes the asset and liability values at the time of disposal and the resulting gain or loss recorded.

Divested Asset	2008 Segment	Loss (gain) on Sale	Current Assets	Noncurrent Assets	Current Liabilities	Noncurrent Liabilities
		(amounts in thousands)
2007 Divestitures
Donington Park	Other	$(3,551)	$2,390	$15,935	$(689)	$687
Phantom – Las Vegas	Other	$8,148	$30,193	—	$5,118	$12,927
Starwood Amphitheater	North American Music	$(527)	—	$3,517	—	—
San Francisco office building	North American Music	$(5,995)	—	$2,321	$50	—
Hammersmith Apollo and Forum	International Music	$(12,897)	—	$15,193	$845	—
Seven small-sized venues	International Music	$(5,760)	$2,160	$7,635	$4,048	—
Oriental Theater and BIC	(discontinued operations)	$(31,263)	—	$27,666	—	—
2006 Divestitures
Sports representation	Other	$(10,638)	$34,043	$2,958	$17,654	$(9)
Theatrical content	Other	$(1,641)	—	$9,168	—	—

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

Financial Statements, page 83

Notes to Consolidated and Combined Financial Statements, page 88

Note 2 – Long-Lived Assets, page 95

Goodwill, page 97

Comment 2: We note your response to our prior comment number 6 but continue to believe that additional disclosure should be provided in the notes to your financial statements with respect to the reallocation of goodwill that resulted from the reorganization of the Company’s operating segments during 2007. As requested in our prior comment, please revise Note 2 to explain in further detail the nature of the fair value approach that was used to reallocate goodwill to your revised operating segments. Furthermore, please revise the reconciliation of goodwill included in the notes to your financial statements to show how the goodwill allocated to your various segments was reallocated as a result of this process. The disclosures provided in Note 2 should be presented in a level of detail consistent with your response to our prior comment number 6. Refer to the disclosure requirements outlined in paragraph 45 of SFAS No. 142.

Response: The Company understands and agrees with the Staff and proposes to include the following enhanced disclosure in its 2008 Form 10-K:

“The Company reorganized its segments beginning in 2007 in accordance with the change in the management of the business units and therefore changed its reportable operating segments to North American Music, International Music, Artist Nation and Ticketing. Prior to 2008, the Company also reported a Global Theater segment, which has been eliminated after the divestiture of substantially all of the Company’s North American theatrical business in January 2008. The Company’s United Kingdom theatrical venue operation business, previously included in Global Theater, is now reported in other operations. As a result, goodwill has been reallocated to the new reporting business units that make up these segments utilizing a fair value approach. When reallocating goodwill as part of a reorganization, the Company allocates goodwill based on the relative fair values similar to that used when a portion of a reporting unit is being disposed of. The Company believes a common method used to determine the fair value of a business in its industry is a multiple of projected earnings before interest, taxes, depreciation and amortization. Beginning with the last year-end prior to separation date, or December 31, 2004, the Company reallocated the goodwill assigned to it by Clear Channel at separation using each reporting unit’s relative fair value as calculated by the respective reporting unit’s percentage of total Company projected earnings before interest, taxes, depreciation and amortization, excluding Corporate and reporting units that had a fair value less than zero. Goodwill related to specific acquisitions subsequent to December 31, 2004 was attributed to the respective new reporting units directly (specific allocation). Please see the table below for detail of the allocations from the old reportable segments to the new reportable segments.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

For each reportable operating segment, the reporting units were determined to be either the operating segment or the components thereof in accordance with FASB Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. The following table presents the changes in the carrying amount of goodwill in each of the Company’s reportable segments for the years ended December 31, 2008 and 2007:

	2006 SEGMENTS			2007/2008 SEGMENTS					Total
	Events	Venues and Sponsorship	Digital Distribution	North American Music	International Music	Global Artists	Global Digital	Global Theater
($ thousands)
Balance as of 12/31/06:	$X,XXX	$X,XXX	$X,XXX						$X,XXX

Recast balances
Fair value approach	(X,XXX)	(X,XXX)	(X,XXX)	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	—
Specific allocationa	(X,XXX)	(X,XXX)	(X,XXX)	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	—

Current Year Changes
Acquisitions – current year				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Acquisitions – prior year				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Dispositions				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Foreign currency				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Adjustments				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX

Balance as of 12/31/07	—	—	—	$X,XXX	$X,XXX	$X,XXX	$X,XXX	$X,XXX	$X,XXX

Current Year Changes
Acquisitions – current year				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Acquisitions – prior year				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Dispositions				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Foreign currency				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX
Adjustments				X,XXX	X,XXX	X,XXX	X,XXX	X,XXX	X,XXX

Balance as of 12/31/08				$X,XXX	$X,XXX	$X,XXX	$X,XXX	$X,XXX	$X,XXX

The Company will also include the disclosure regarding the reasons for the changes in the line items displayed in the table above as discussed in its response to comment number 7 in the Company’s letter dated December 11, 2008.

Comment 3: We refer to footnote (2) of your response to our prior comment 7. The response indicates that included in the amount of adjustments aggregating $(19,861) during the year ended December 31, 2006 is an adjustment related to second component goodwill under SFAS No. 109. Please tell us the amount of this specific adjustment as well as the remaining balance of the adjustment for the year with a corresponding explanation for each individually material amount. We may have further comment upon receipt of your response.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

Response: The individual adjustments were for the following two items:

•

The amount of the adjustment related to the second component goodwill was $16.3 million. The source of the second component goodwill was the reversal of pre-acquisition liabilities during 2005 which created a tax basis in goodwill and other intangible assets in excess of the financial reporting basis. Book goodwill and intangible assets are being reduced to the extent of amortization for tax purposes, and will be until the book goodwill and intangible assets are depleted, at which time a tax benefit would be recorded, in accordance with SFAS No. 109.

•

As mentioned in our response to comment number 3 in our previous response letter dated December 11, 2008, as part of the separation from Clear Channel, Clear Channel provided to the Company its deferred tax position for the establishment of its separate financial statements. Subsequent to the separation, during 2006, the Company continued to assess the deferred tax amounts provided by Clear Channel. As a result of that review, the Company determined that additional deferred tax assets of $3.5 million were required to be recorded in compliance with SFAS No. 109. Also, in compliance with SFAS No. 109, the Company recorded the offset to this deferred tax asset to goodwill because the source of the timing difference was purchase accounting pre-acquisition liabilities which were already recorded in the general ledger.

Comment 4: Refer to footnote (5) of your response to our prior comment 7. We note that in connection with the sale of seven small-sized music venues in the United Kingdom, the Company allocated $7.4 million to goodwill for the recording of the disposal and the reversal of the restructuring reserves. Please tell us and explain in the notes to your financial statements how you determined the $7.4 million goodwill amount allocated to the disposition of these venues.

Response: The entities sold as part of this transaction were acquired by the Company in July 2005 with the acquisition of Mean Fiddler Music Group, PLC. Goodwill recorded for this acquisition was allocated in its entirety to the International Music reporting unit. Paragraph 39 of SFAS 142 provides guidance on the allocation of reporting unit goodwill to a disposal group. When some, but not all of a reporting unit is disposed of, some of the goodwill of the reporting unit should be allocated to the portion of the reporting unit being disposed of, if that portion constitutes a business. The Company determined that an allocation of goodwill to the disposal group should be considered under SFAS No. 142 guidance. The allocation of goodwill to the disposal group was based on the relative fair values of the disposal group to the fair value of the International Music reporting unit as required by SFAS No. 142.

The Company estimated the fair value of the International Music reporting unit just prior to the sale utilizing a discounted cash flow model. The basis for the cash flow estimate was actual 2006 and budgeted 2007 earnings before interest, taxes and depreciation and amortization (“EBITDA”) for the International Music reporting unit. Accordingly, the Company reviewed EBITDA for the entities sold as compared to the EBITDA of the International Music reporting unit as an indicator of fair value of the entities sold. Based on the EBITDA contribution of the businesses sold, there would be no significant allocation of goodwill; however, as the negotiated purchase price of the businesses sold may be a more widely accepted indicator of fair value, the allocation was based on this amount relative to the estimated fair value of the International Music reporting unit. The result of the process was to allocate $1.7 million of goodwill to the transaction.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

Additionally, as part of this sale and for which the accounting is discussed in the Company’s response to comment number 11 in our previous response letter dated December 11, 2008, acquisition-related restructuring reserves associated with these venues were required to be reversed to goodwill. These amounted to $4.4 million.

Finally, there were tax-related balances that were recorded in the purchase accounting for these venues that were reversed into goodwill as a result of the transaction in compliance with the implementation guidance for SFAS No. 109. These amounted to $1.3 million.

The Company proposes to provide enhanced disclosure in its 2008 Form 10-K as follows to explain the change in goodwill related to dispositions in 2007:

“In 2007, the Company sold seven clubs in the United Kingdom and reduced goodwill by $7.4 million in connection with this sale. The entities sold as part of this transaction were acquired by the Company in July 2005 with the acquisition of Mean Fiddler Music Group, PLC. Goodwill recorded for this acquisition was allocated in its entirety to the International Music reporting unit. As some, but not all, of this reporting unit was disposed of, a portion of the goodwill of the reporting unit was allocated to the venues sold. The allocation of goodwill was based on the relative fair values of the venues sold and the portion of the reporting unit remaining. Fair value for the venues being disposed of was based upon the negotiated purchase price and the fair value of the reporting unit was based upon historical and projected earnings. The result of the process was to allocate $1.7 million of goodwill to the transaction.

Additionally, as part of this sale the Company recognized an adjustment to goodwill at the time of the sale of the seven clubs for the reversal of the remaining accrual for lease termination costs related to these sold venues. As the buyer assumed the lease and related obligations pursuant to the sale, the Company was relieved of these obligations and derecognized the liability with an offset to goodwill. This reversal amounted to $4.4 million.

Finally, there were tax-related balances of $1.3 million that were recorded in the purchase accounting for these venues that were reversed into goodwill upon sale.”

Note 3 – Business Acquisitions, page 99

Comment 5: Based on your response to our prior comment number 8, in which you indicate that the aggregate pre-tax income for the entities acquired during 2007 was $10.1 million for their most recent full fiscal year, we believe that your 2007 acquisitions were material in the aggregate in relation to your results of operations for the period. Accordingly, please revise the notes to your financial statements to include the disclosures required by paragraph 54 of SFAS No. 141 with respect to your 2007 acquisition transactions.

Response: The Company understands the Staff’s comment and agrees that this additional disclosure will provide useful information for users of its financial statements. As requested in comment number 8 in your letter dated November 13, 2008, the Company will revise its disclosures in future filings to enhance disclosures pursuant to paragraph 54 of SFAS No. 141 with regard to these 2007 acquisitions.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

As such, the Company proposes to include the following enhanced disclosure in its 2008 Form 10-K:

“The results of operations for the year ended December 31, 2008 include the operations of the acquisitions discussed above subsequent to their respective acquisition dates. Unaudited pro forma consolidated and combined results of operations, assuming each of these acquisitions had occurred on January 1, 2007, would have been as follows:

Year Ended December 31,
	2008		2007
(in thousands, except per share data)
Revenue	$	X,XXX	$	X,XXX
Net loss	$	X,XXX	$	X,XXX
Net loss per common share	$	X,XXX	$	X,XXX

Comment 6: In addition, please tell us the amount of pretax income for each individual acquisition named in your response, given that the aggregate pretax income of the acquired entities appears significant with regard to average pretax income of $24.3 million.

Note: The Company has requested confidential treatment of portions of this response in accordance with 17 C.F.R. § 200.83.

Response: The pretax amounts for the individual acquisitions were as follows: Trunk, Ltd. – [*****]; House of Blues Canada – [*****]; Academy Music Group – [*****]; Musictoday – [*****]; Concert Productions International – [*****]; Anthill – [*****]; and Signatures – [*****]. As you may note, these amounts total $9.6 million, rather than the aggregate $10.1 million provided previously. In reviewing these numbers for inclusion in this response, it was noted by the Company that one of the amounts previously incorporated in the total did not account for a minority interest owner.

Comment 7: We note your response to our prior comment number 10 in which you indicate that you do not believe the disclosures outlined in paragraphs 51 through 54 of SFAS No. 141 are required for your 2006 acquisition of House of Blues because the disclosures are required only in the period in which a material business acquisition is completed. As comparative balance sheets for 2007 and 2006 are presented in your financial statements, we continue to believe these disclosures are required since this acquisition occurred in 2006. Please revise future filings to include these required disclosures.

Response: The Company understands the Staff’s comment and agrees that this would provide useful disclosure for users of its financial statements. The Company will revise future filings to include such comparative information.

Note 5—Investments, page 101

Comment 8: We note from the Company’s response to our prior comment number 12 that the omission of the financial statements for Broadway in Chicago, L.L.C. for 2005 in the Company’s 2007 Annual Report on Form 10-K/A was due to an oversight. We also note from the Company’s response that the 2005 financial statements for this entity were properly included in the Company’s 2006 Annual Report on Form 10-K/A pursuant to Rule 3-09 of Regulation S-X. However, as we are unable to issue a waiver of a financial statement required pursuant to Rule 3-09 of Regulation S-X, please amend your Annual Report on Form 10-K for 2007 to include the required financial statements for Broadway in Chicago, L.L.C. for 2005.

Please note that if you wish to obtain a waiver of this financial statement requirement, please submit a request for waiver of this financial statement requirement to Division of Corporate Finance’s Office of the Chief Accountant.

Response: The Company will amend its 2007 Form 10-K to include the 2005 financial statements for Broadway in Chicago, L.L.C.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008

Note 5—Investments

Comment 9: Please tell us and explain in future filings why you have not disclosed summarized income statement information for your investment in Delirium Concert for the three months ended September 30, 2008.

Response: The Delirium tour concluded in the second quarter of 2008. There have been no more shows subsequent to that time, and therefore the amounts in the summarized income statement disclosure are accurate as there were no results for the third quarter of 2008. The Company will disclose the fact that the tour concluded in the second quarter of 2008 in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Executive Overview, page 20

International Music, page 20

Comment 10: We refer to the third bullet point in which you disclose that a 51% interest was acquired in Moi.Je Prod SAS. Please tell us the cost of the acquisition, how you accounted for the acquisition and confirm that this entity is consolidated in your financial statements. If this entity is not being consolidated in your financial statements, please explain why. Also, in future filings, please include disclosure of all such acquisitions in the notes to your financial statements.

Note: The Company has requested confidential treatment of portions of this response in accordance with 17 C.F.R. § 200.83.

Response: Moi.Je Prod SAS was acquired in July of 2008 for a purchase price of $[*****]. The Company accounted for the acquisition as a business combination pursuant to SFAS No. 141 and does consolidate the entity. Moi.Je Prod had $0.1 million in pretax earnings for 2007. Due to the earnings produced in the prior year, the Company did not consider this acquisition material for footnote disclosure. However, at times the Company does discuss immaterial strategic acquisitions in its MD&A to disclose that it has entered a new market or region.

Ratio of Earnings to Fixed Charges

Comment 11: We note the disclosure in the paragraph following the table of your historical ratios of earnings to fixed charges indicating that the ratios presented in the table have not been restated to remove the impact of discontinued operations. As Item 503(d) of Regulations S-K provides that the calculation of this ratio should be made on the basis of the Company’s pre-tax income from continuing operations, please revise the computations of your ratios of earnings to fixed charges for the various periods presented to give effect to operations that have been reclassified to discontinued operations.

Response: The Company understands and agrees that this was required. The Company proposes to correct all current and prior periods presented in the 2008 Form 10-K for continuing operations only. This will result in the ratio in the 2008 Third Quarter Form 10-Q for the nine months ended September 30, 2007 not being restated as it would no longer be required in prospective filings. The corrected nine months ended September 30, 2007 ratio would be 1.00.

Confidential treatment requested by Live Nation, Inc. for

portions of this letter in accordance with 17 C.F.R. § 200.83